FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2004

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]            Form 40-F [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ]  No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)

Date: October 8, 2004
	By:	/S/ OTHÓN FRIAS CALDERÓN
	Name:	Othón Frías Calderón
	Title:	Attorney-in-fact

TV AZTECA PRESS RELEASE

FOR IMMEDIATE RELEASE

Mexico City, October 6, 2004—TV Azteca, S.A. de C.V. (NYSE: TZA; BMV: TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today that on or around August 27, 2004, the staff of the US Securities and Exchange Commission (SEC) issued Wells Notices to TV Azteca and certain executives and directors of the company, alleging violations of the US federal securities laws, and stating the intention of the staff to recommend that the SEC bring a civil injunctive action against TV Azteca. TV Azteca’s Wells Notice also states that, in connection with the contemplated civil injunctive action, the SEC may seek permanent injunctive relief and civil monetary penalties.

At this time, TV Azteca cannot predict the outcome of the SEC’s investigation; however, the SEC may impose fines or penalties that could have a material adverse effect on TV Azteca’s financial condition and result of operations.

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a broadcast television network focused on the rapidly growing US Hispanic market; and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel	Omar Avila
5255 1720 9167 jrangelk@tvazteca.com.mx	5255 1720 0041 oavila@tvazteca.com.mx

Media Relations:

Tristán Canales	Daniel McCosh
5255 1720 5786 tcanales@tvazteca.com.mx	5255 1720 0059 dmccosh@tvazteca.com.mx

COMUNICADO DE PRENSA DE TV AZTECA

PARA SU DISTRIBUCION INMEDIATA

Ciudad de México, 6 de octubre de 2004—TV Azteca, S.A. de C.V. (BMV: TVAZTCA; NYSE: TZA), uno de los dos mayores productores de contenido para televisión en español en el mundo, anunció hoy que el 27 de agosto del 2004 o en fechas cercanas a ese día, personal de la Securities and Exchange Commission (SEC), la comisión de valores de los Estados Unidos, notificó la posibilidad de demandar civilmente a TV Azteca y a algunos funcionarios y consejeros de la compañía, por presuntas violaciones a leyes de valores de EUA.

Como se ha indicado con anterioridad, TV Azteca y algunas de las personas referidas enfrentan investigaciones de la SEC, y TV Azteca no puede predecir el resultado de las mismas; sin embargo, la SEC puede imponer multas o sanciones que pudieran tener un efecto material adverso en los resultados financieros de la compañía.

Perfil de la Compañía

TV Azteca es uno de los dos mayores productores de contenido en español para televisión en el mundo, y una de dos compañías de televisión abierta en México, operando dos canales nacionales de televisión, Azteca 13 y Azteca 7, a través de más de 300 estaciones locales propias y operadas en México. Las afiliadas incluyen a Azteca America Network, la cadena de televisión enfocada al mercado hispano de los EUA, y Todito.com, portal de Internet para hispanohablantes en Norteamérica.

Con excepción de la información histórica, los asuntos discutidos en este comunicado son conceptos sobre el futuro que involucran riesgos e incertidumbre que pueden ocasionar que los resultados actuales difieran sustancialmente de los proyectados. Otros riesgos que pueden afectar a TV Azteca y a Azteca America Network se identifican en la forma 20-F de TV Azteca y otros documentos relacionados con la Securities and Exchange Commission de los Estados Unidos.

Relación con Inversionistas:

Bruno Rangel	Omar Avila
5255 1720 9167 jrangelk@tvazteca.com.mx	5255 1720 0041 oavila@tvazteca.com.mx

Relaciones con Prensa:

Tristán Canales	Daniel McCosh
5255 1720 5786 tcanales@tvazteca.com.mx	5255 1720 0059 dmccosh@tvazteca.com.mx